UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Green Plains Renewable Energy, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

393222104
(CUSIP Number)
David T. Quinby, Esq. Stoel Rives LLP 33 South Sixth Street, Suite 4200 Minneapolis, Minnesota 55402 (612) 373-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393222104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NTR plc No IRS Identification Number

2.	Check the Appropriate Box if a Member of a Group

	(a) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check.	☐

	(b) If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.	☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ireland

Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 7,727,653

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,727,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,727,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*

13.
Percent of Class Represented by Amount in Row (11)
23.5%
(based upon 36,414,508 shares outstanding as of July 29, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed June 30, 2011, less the shares repurchased by the Issuer, as described in Item 3)

14.	Type of Reporting Person (See Instructions) CO – Corporation HC – Parent Holding Company/Control Person

* As a result of the Shareholders’ Agreement described in Item 6 of the initial Schedule 13D and Item 5 of this Amendment No. 5, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.  Based on the most recent information filed with the SEC and taking into account the shares repurchased from the Reporting Persons by the Issuer (as described in Item 3), Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing approximately 6.3% of the outstanding common stock of the Issuer, and Wayne Hoovestol beneficially owns  970,559 shares of the Issuer’s common stock, representing approximately 2.7% of the outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.

CUSIP No. 393222104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greenstar North America Holdings, Inc. IRS Identification Number: 20-8232960

2.	Check the Appropriate Box if a Member of a Group

	(a) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check.	☐

	(b) If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.	☒

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 7,727,653

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,727,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,727,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒*

13.
Percent of Class Represented by Amount in Row (11)
23.5%
(based upon 36,414,508 shares outstanding as of July 29, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed June 30, 2011, less the shares repurchased by the Issuer, as described in Item 3)

14.	Type of Reporting Person (See Instructions) CO – Corporation

* As a result of the Shareholders’ Agreement described in Item 6 of the initial Schedule 13D and Item 5 of this Amendment No. 5, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.  Based on the most recent information filed with the SEC and taking into account the shares repurchased from the Reporting Persons by the Issuer (as described in Item 3), Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing approximately 6.3% of the outstanding common stock of the Issuer, and Wayne Hoovestol beneficially owns  970,559 shares of the Issuer’s common stock, representing approximately 2.7% of the outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.

This Amendment No. 5 to Schedule 13D/A (this “Amendment No. 5”) is being filed to amend and supplement (i) the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on October 27, 2008 (the “initial Schedule 13D”), (ii) Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on November 4, 2008 (“Amendment No. 1”), (iii) Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on February 17, 2010 (“Amendment No. 2”), (iv) Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on March 19, 2010 (“Amendment No. 3”) and (v) Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on May 25, 2010 (“Amendment No. 4”) (collectively with the foregoing, this “Schedule 13D/A”).  Except as specifically amended by this Amendment No. 5, the initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 remain unchanged.  Capitalized terms used and not otherwise defined in this Amendment No. 5 have the meanings given them in the initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, as applicable.

This Amendment No. 5 is being filed pursuant to Exchange Act Rule 13d-2(a) to report a sale of 3,500,000 shares from Greenstar North America Holdings, Inc. (“Greenstar”) to Green Plains Renewable Energy, Inc. (the “Issuer”)

Item 2. Identity and Background

This Amendment No. 5 is being filed on behalf of each of the following reporting persons (collectively, the “Reporting Persons”):

NTR plc, a public limited company registered in Ireland (“NTR”), which has its principal office address at Burton Court, Burton Hall Drive, Sandyford, Dublin 18, Ireland. NTR is a leading international developer and operator of renewable energy and sustainable waste management projects.

Greenstar, a Delaware corporation, which has its principal office address at 3411 Richmond Avenue, Suite 700 Houston TX 77046. Greenstar is a holding company and an indirect subsidiary of NTR.

As the ultimate parent of Greenstar, NTR beneficially owns the shares of common stock held of record by Greenstar as described in this Amendment No. 5.

An amended Joint Filing Agreement among the Reporting Persons to file this Amendment No. 5 jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended by Amendment No. 2 to the Joint Filing Agreement which was previously filed as Exhibit (m) to Amendment No. 4 on May 25, 2010, is incorporated herein by reference and was filed previously as Exhibit (k) to Amendment No. 2 on February 17, 2010.  Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information provided in this Schedule 13D/A that does not expressly pertain to a Reporting Person.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a Stock Repurchase Agreement, dated September 9, 2011, Greenstar agreed to sell 3,500,000 shares of the common stock of the Issuer to the Issuer at a price of $8.00 per share. Under the agreement, the Issuer paid one-half of the purchase price for the shares on September 16, 2011, and will pay the balance of the purchase price on or before December 15, 2011.  Greenstar is an indirect subsidiary of NTR, which remains the indirect beneficial owner of the Shares.   The Shares were originally acquired on October 15, 2008.

Item 5.  Interest in Securities of the Issuer

As described in Item 3, Greenstar is an indirect subsidiary of NTR, and following the transaction NTR remains the indirect beneficial owner of the Shares.  The Reporting Persons continue to beneficially own 7,727,653 shares of Issuer’s common stock, or approximately 23.5% of the outstanding common stock of the Issuer, less the shares repurchased by the Issuer in the transaction described in Item 3.

Additionally, as a result of the Shareholders’ Agreement by and among the Issuer, Greenstar (as successor in interest to Bioverda International Holdings Limited and Bioverda US Holdings LLC), Wilon Holdings S.A., and Wayne Hoovestol, the Reporting Persons may also be deemed to be the beneficial owners of shares of the Issuer’s common stock beneficially owned by Wilon and Mr. Hoovestol.  Based on the most recent information filed with the SEC and taking into account the shares repurchased from the Reporting Persons by the Issuer (as described in Item 3), Wilon Holdings S.A. beneficially owns 2,070,716 shares of the Issuer’s common stock, representing approximately 6.3% of the outstanding common stock of the Issuer, and Wayne Hoovestol beneficially owns 970,559 shares of the Issuer’s common stock, representing approximately 2.7% of the outstanding common stock of the Issuer.  Each Reporting Person expressly disclaims beneficial ownership of the shares beneficially owned by Wilon Holdings S.A. and Wayne Hoovestol.

Item 7.  Material to Be Filed as Exhibits

Exhibits (a) – (n) listed below have been previously filed as exhibits (as indicated below) and are incorporated by reference in this Schedule 13D/A by reference thereto.  Exhibits (o), (p), and (q) are filed herewith.

(a)
Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC (incorporated by reference to Exhibit (a) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(b)
Stock Purchase Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC (incorporated by reference to Exhibit (b) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(c)
Shareholders’ Agreement dated October 15, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited, Bioverda US Holdings LLC and Wayne Hoovestol (incorporated by reference to Exhibit (c) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(d)
Lock-Up and Voting Agreement dated May 7, 2008  by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC (incorporated by reference to Exhibit (d) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(e)
Put and Call Agreement (VBV) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A. (incorporated by reference to Exhibit (e) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(f)
Notice of exercise of Put Option (VBV) dated October 1, 2008, as amended effective October 15, 2008 (incorporated by reference to Exhibit (f) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(g)
Put and Call Agreement (GPRE) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A. (incorporated by reference to Exhibit (g) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(h)
Notice of exercise of Put Option (GPRE) dated October 1, 2008, as amended effective October 15, 2008 (incorporated by reference to Exhibit (h) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(i)
Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wilon Holdings S.A. (incorporated by reference to Exhibit (i) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(j)
Lock-Up and Voting Agreement dated May 7, 2008 by and between Wayne Hoovestol and VBV LLC  (incorporated by reference to Exhibit (j) to the Reporting Persons’ initial Schedule 13D filed October 27, 2008)

(k)	Joint Filing Agreement, as amended, among the Reporting Persons (incorporated by reference to Exhibit (k) to Amendment No. 2 filed February 17, 2010)
(l)
Assignment and Assumption Agreement dated February 12, 2010 between NTR US Biosystems Holdings Limited and Greenstar North American Holdings, Inc. (incorporated by reference to Exhibit (l) to Amendment No. 2 filed February 17, 2010)

(m)	Form of Amendment No. 2 to Joint Filing Agreement among the Reporting Persons (incorporated by reference to Exhibit (m) to Amendment No. 4 filed May 25, 2010)

(n)
Assignment and Assumption Agreement dated May 25, 2010 between NTR US Biosystems Holdings Limited and Greenstar North American Holdings Inc. (incorporated by reference to Exhibit (m) to Amendment No. 4 filed May 24, 2010)

(o)	Stock Repurchase Agreement, dated September 9, 2011 between Green Plains Renewable Energy, Inc. and Greenstar North American Holdings, Inc.
(p)	Promissory Note, dated September 16, 2011
(q)	Assignment and Pledge of Stock, dated September 16, 2011, between Green Plains Renewable Energy, Inc. and Greenstar North American Holdings, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2011
Date
NTR plc Greenstar North America Holdings, Inc. /s/ Caroline Bergin
Signature
Authorized Signatory
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)